Filed by Met-Pro Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: CECO Environmental Corp.
Commission File No. 0-7099

FREQUENTLY ASKED QUESTIONS – Volume #2

May 13, 2013

1.	Is the pension free of changes since it is a federal regulated pension? Can CECO make changes to Met-Pro pension when you have already taken a pension or yet to take the pension?
a.
The Met-Pro pension plan was frozen on 12/31/2006 for all participants except those covered under the collective bargaining agreement between Fybroc/Sethco units of Met-Pro Corporation and the UAW-Local 1612, for whom the plan was frozen on 12/31/2008. All participants in the pension plan have vested rights to their pension balances, which cannot be retracted.

2.	Will 401K loans become due in full at the time of transition?
a.	We have not yet begun the planning process for how benefits will be handled, so we can’t answer this question yet.

3.	ESOP: If the Met-Pro stock is converted to all cash, can it be rolled over into an IRA at time of departure from the company and be a tax free rollover?
a.	Yes.

4.	How will the stock in the 401(k) and ESOP be handled after the merger is finalized?
a.	For the 401(k) plan and ESOP, we have not yet begun the planning process for how benefits will be handled, so we can’t answer these questions yet. We will keep you apprised.

5.	Will the contract with the union be upheld through the term of the contract?
a.
The collective bargaining agreement between the Company and the UAW Local 1612 will continue according to its terms.  The proposed merger will not affect the CBA.  Any future changes or amendments to the agreement will be handled by negotiation, as has always been the case.

6.	What should we think about the number of law firms who have announced they are investigating the proposed merger in preparation for a potential law suit? Is this typical or a cause for concern?
a.
There is no reason to assume that anything incorrect was done in connection with the proposed merger simply because certain law firms have announced that they are investigating the merger.  It is the case that virtually every announcement of a public company merger or acquisition is accompanied by an announcement that the transaction is being investigated by certain law firms.  If any claim is asserted, we will handle it appropriately.

7.	Note: Not all questions will be addressed in this forum, since several of the submitted questions were addressed in the FAQ document distributed on April 22, 2013.

Additional Information and Where to Find It

These Frequently Asked Questions may be deemed solicitation material in respect of the proposed acquisition of Met-Pro by CECO.  In connection with the proposed merger, Met-Pro and CECO will file with the Securities and Exchange Commission (“SEC”) a prospectus/proxy statement and relevant documents concerning the proposed merger. The definitive prospectus/proxy statement will be mailed to the shareholders of Met-Pro in advance of the special meeting.  BEFORE MAKING ANY VOTING DECISIONS, SHAREHOLDERS OF MET-PRO ARE URGED TO CAREFULLY READ THE PROSPECTUS/PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MET-PRO AND THE PROPOSED MERGER.  Shareholders may obtain a free copy of the prospectus/proxy statement and any other relevant documents filed by Met-Pro and CECO with the SEC (when available) at the SEC’s website at www.sec.gov, at Met-Pro’s Investor Relations website at http://www.met-pro.com/investor-relations, or by directing a request to Met-Pro Corporation, 160 Cassell Road, P.O. Box 144, Harleysville, PA 19438, Attention: Investor Relations, or call (215) 723-6751 or email at mpr@met-pro.com.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval.  This communication is not a substitute for the prospectus/proxy statement Met-Pro and CECO will file with the SEC. Investors in Met-Pro or CECO are urged to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents that will be filed by Met-Pro and CECO with the SEC will be available free of charge at the SEC’s website at www.sec.gov, or by directing a request when such a filing is made to Met-Pro Corporation, 160 Cassell Road, Harleysville, Pennsylvania 19438, Attention: Investor Relations, or call (215) 723-6751 or email at mpr@met-pro.com; or to CECO Environmental Corp., 4625 Red Bank Road, Suite 200, Cincinnati, Ohio 45227, Attention: Investor Relations. A final prospectus/proxy statement will be mailed to Met-Pro’s shareholders and stockholders of CECO.

Participants in the Solicitation

Met-Pro and its directors, executive officers, certain other members of management, and certain employees may, under applicable SEC rules, be deemed to be participants in the solicitation of proxies from Met-Pro’s shareholders in respect of the proposed merger.  Information about the directors and executive officers of Met-Pro is set forth in Met-Pro’s proxy statement for its 2013 annual meeting previously filed with the SEC.   More detailed information regarding persons who may be considered participants in the solicitation of proxies from Met-Pro’s shareholders in connection with the proposed merger will be set forth in the proxy statement and other relevant documents to be filed with the SEC in connection with the proposed merger. Each of these documents is, or will be, available for free at the SEC’s Web site at www.sec.gov, at Met-Pro’s Investor Relations website at http://www.met-pro.com/investor-relations, or upon request directed to Met-Pro Corporation, 160 Cassell Road, P.O. Box 144, Harleysville, PA 19438, Attention: Investor Relations, or call (215) 723-6751 or email at mpr@met-pro.com.

Cautionary Note Concerning Forward-Looking Statements

Certain statements in these Frequently Asked Questions constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to be covered by the safe harbor created thereby. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast” and other words and terms of similar meaning. These statements reflect management’s current views with respect to future events and are subject to known and unknown risks and uncertainties, which may cause actual results to differ significantly from the results discussed in the forward-looking statements, including: (a) the failure to timely consummate, or to consummate at all, the proposed merger, which may adversely affect Met-Pro’s business and the price of its stock; (b) the diversion of management time from Met-Pro’s ongoing operations; (c) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger; (d) the outcome of any legal proceedings that may be instituted against Met-Pro related to the merger; (e) the inability to complete the merger due to the failure to obtain shareholder approval for the merger or the failure to satisfy other conditions to completion of the merger, including the receipt of regulatory approvals related to the merger; (f) risks that the proposed merger disrupts current plans and operations and the potential impact on employee retention; (g) the effect of the announcement of the pendency of the merger on Met-Pro’s business relationships, operating results, and business generally; (h) the amount of the costs, fees, expenses and charges related to the merger; and (i) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in Met-Pro’s other reports and other public filings with the SEC.  Additional information concerning these and other factors can be found in Met-Pro’s filings with the SEC, including Met-Pro’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Except as required by law, Met-Pro expressly disclaims any obligation to publicly revise any forward-looking statements contained in these Frequently Asked Questions to reflect the occurrence of events after the date hereof.